Exhibit 99.1

BEIJING, April 26, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), a leading real estate Internet portal in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total revenues were $82.2 million.
•	Operating income was $11.9 million. Non-GAAP operating income was $ 13.7 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Net loss attributable to Fang's shareholders was $48.2 million, which was primarily due to the change in fair value of equity securities of $34.4 million, and the income tax expense of $9.5 million related to the effect of change in fair value of equity securities. Loss per ADS was $0.11.
•	Non-GAAP net loss attributable to Fang's shareholders was $9.1 million. Non-GAAP fully diluted loss per ADS were $0.02. A description of the adjustments from GAAP net loss to non-GAAP net loss attributable to Fang's shareholders and fully diluted income per ADS is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Adjusted EBITDA was $19.3 million. A description of the adjustments from GAAP net loss to Adjusted EBITDA is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.

Fiscal Year 2018 Highlights

•	Total revenues were $303.0 million.
•	Operating income was $39.9 million. Non-GAAP operating income was $ 54.0 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Net loss attributable to Fang's shareholders was $117.3 million, which was primarily due to the change in fair value of equity securities of $168.7 million, and the income tax benefits of $22.0 million related to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income tax and interest liability. Loss per ADS was $0.26.
•	Non-GAAP net income attributable to Fang's shareholders was $29.2 million. Non-GAAP fully diluted benefits per ADS were $0.07. A description of the adjustments from GAAP net loss to non-GAAP net income attributable to Fang's shareholders and fully diluted income per ADS is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Adjusted EBITDA was $81.7 million. A description of the adjustments from GAAP net loss to Adjusted EBITDA is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.

“Fang is continuing its restructuring by focusing more on its data and analytics business, internet advertising and listing services,” commented Vincent Mo, Chairman of Fang. “The spin-off of China Index Holdings is underway and Fang is also exploring a separation of its core internet advertising and listing services for an independent listing.”

Fourth Quarter 2018 Results

Revenues

Fang reported total revenues of $82.2 million in the fourth quarter of 2018, a decrease of 26.8% from $112.2 million in the corresponding period of 2017, mainly due to the decline in revenues from listing and e-commerce services.

Revenue from marketing services was $41.5 million in the fourth quarter of 2018, a decrease of 16.3% from $49.6 million in the corresponding period of 2017, primarily due to a slowdown in the real estate market and the continued impacts of tightening policies.

Revenue from listing services was $24.4 million in the fourth quarter of 2018, a decrease of 41.6% from $41.8 million in the corresponding period of 2017, caused by the decreased number of paying members.

Revenue from value-added services was $11.1 million in the fourth quarter of 2018, an increase of 28.5% from $8.6 million in the corresponding period of 2017, driven by the increased demand for our database and research services.

Revenue from Financial services was $2.4 million in the fourth quarter of 2018, a decrease of 35.3% from $3.6 million in the corresponding period of 2017.

Revenue from e-commerce services was $2.8 million in the fourth quarter of 2018, a decrease of 67.1% from $8.5 million in the corresponding period of 2017, primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $12.4 million in the fourth quarter of 2018, a decrease of 58.1% from $29.7 million in the corresponding period of 2017, primarily due to optimization in our cost structure.

Operating Expenses

Operating expenses were $57.9 million in the fourth quarter of 2018, an increase of 24.4% from $46.5 million in the corresponding period of 2017.

Selling expenses were $13.8 million in the fourth quarter of 2018, a decrease of 50.2% from $27.8 million for the corresponding period of 2017, primarily driven by a decrease in advertising and promotional expenses and deduction of staff cost.

General and administrative expenses were $43.8 million in the fourth quarter of 2018, an increase of 131.5% from $18.9 million for the corresponding period of 2017, primarily due to an increase in bad debts.

Operating Income

Operating income was $11.9 million in the fourth quarter of 2018, compared to $36.0 million in the corresponding period of 2017, caused by the decline in revenue from listing and e-commerce services and increase in bad debts.

Investment Income

Change in fair value of securities included in investment income for the fourth quarter of 2018 was a loss of $34.4 million. The amount represents changes in fair value of securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018.

Income Tax Expenses

Income tax expenses were $27.5 million in the fourth quarter of 2018, compared to income tax expenses of $13.1 million in the corresponding period of 2017.

Net Income/Loss and EPS

Net loss attributable to Fang's shareholders was $48.2 million in the fourth quarter of 2018, compared to net income of $20.6 million in the corresponding period of 2017. Loss per ordinary share and ADS were $0.54 and $0.11 in the fourth quarter of 2018, compared to net income per fully-diluted ordinary share and ADS of $0.23 and $0.04, respectively, in the corresponding period of 2017.

Adjusted EBITDA

Adjusted EBITDA, defined as GAAP net income before share-based compensation, investment income, change in fair value of securities, income taxes, interest expenses, interest income and depreciation, was $19.3 million in the fourth quarter of 2018, compared to the $41.0 million in the corresponding period of 2017.

Cash

As of December 31, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $463.6 million, compared to $547.1 million as of December 31, 2017.

Fiscal Year 2018 Results

Revenues

Fang reported total revenues of $303.0 million for 2018, representing a decrease of 31.8% from $444.3 million for 2017, mainly due to the decline in revenues from e-commerce and listing services.

Revenue from marketing services was $119.7 million for 2018, a decrease of 19.8% from $149.3 million for 2017, primarily due to slowdown in the real estate market and the continued impacts of tightening policies.

Revenue from listing services was $113.5 million for 2018, a decrease of 31.3% from $165.4 million for 2017, caused by a decreased number of paying members.

Revenue from other value-added services was $36.4 million for 2018, an increase of 22.0% from $29.8 million for 2017, primarily driven by the increase demand for our database and research services.

Revenue from financial services was $18.1 million for 2018, an increase of 49.8% from $12.1 million for 2017, driven by increased average balance of loans receivable.

Revenue from e-commerce services was $15.4 million for 2018, a decrease of 82.5% from $87.8 million for 2017, primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $58.6 million for 2018, a decrease of 66.5% from $174.6 million for 2017, primarily driven by the closing of the self-owned brokerage stores, deduction of e-commerce staff and cost optimization under the technology-driven open platform model.

Operating Expenses

Operating expenses were $204.5 million for 2018, a decrease of 10.1% from $227.5 million for 2017.

Selling expenses were $69.5 million for 2018, a decrease of 23.8% from $91.3 million for 2017, primarily due to the decrease of advertising and promotion fee and deduction of staff cost.

General and administrative expenses were $138.2 million for 2018, an increase of 1.9% from $135.7 million for 2017.

Operating Income

Operating income was $39.9 million for 2018, compared with operating income of $42.2 million for 2017.

Investment Income

Change in fair value of securities included in investment income for the fiscal year was a loss of $168.7 million. The amount represents changes in fair value of securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018.

Income Tax Expenses

Income tax benefits were $11.9 million for 2018, compared to Income tax expenses of $21.4 million for the corresponding period in 2017, primarily due to the reversal of previously recorded ASC 740 (FIN 48) tax and interest liability.

Net Loss/Income and EPS

Net loss attributable to Fang's shareholders was $117.3 million for 2018, compared to net income of $21.7 million for 2017. Loss per fully-diluted ordinary share and ADS were $1.31 and $0.26 in 2018, compared to net income per fully-diluted ordinary share and ADS of $0.24 and $0.05 in 2017, respectively.

Adjusted EBITDA

Adjusted EBITDA, defined as GAAP net income before share-based compensation, investment income, change in fair value of securities, income taxes, interest expenses, interest income and depreciation, was $81.7 million for 2018, compared to $68.9 million for 2017.

Cash

As of December 31, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $463.6 million, compared to $547.1 million as of December 31, 2017.

Business Outlook

Based on current operations and market conditions, Fang’s non-GAAP net income is expected to be profitable for the fiscal year ending December 31, 2019. These estimates represent management’s current and preliminary view, which are subject to change.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income, (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS, and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP measures help identify underlying trends in Fang's business that could otherwise be distorted by the effect of the change in fair value of equity securities, and the expenses and gains that Fang includes in income from operations and net income. Fang believes that these non-GAAP measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Fang's management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that share-based compensation, investment income, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring item that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

New accounting pronouncements

The new revenue recognition standard (ASU No. 2014-09 'Revenue from Contracts with Customers') was released in 2014 and becomes effective for Fang with effect from January 1, 2018. Fang has elected to adopt the new standard (ASC 606 - 'Revenue from Contracts with Customers') using cumulative effect method for all contracts that are not completed contracts at the date of initial application. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening retained earnings as of January 1, 2018 in the amount of $2.9 million.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Fang adopted this standard from the quarter beginning January 1, 2018, and Fang recognized a cumulative-effect adjustment to retained earnings of $163.8 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

Conference Call Information

Fang's management team will host a conference call on the same day at 7:30 AM U.S. EST (7:30 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 10:30 ET on April 26, 2019 through 9:59 ET May 3, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	8999638

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains 65 offices to focus on local market needs and its website and database contains real estate related content covering 657 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Phone: +86-10-5631 8805
Email: lizijin.bj@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631 8805
Email: jessieyang@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	December 31,	December 31,
	2018	2017
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	195,108	228,276
Restricted cash, current	245,474	223,002
Short-term investments	16,043	55,801
Accounts receivable, net	60,950	66,884
Funds receivable	5,474	6,264
Prepayment and other current assets	25,378	32,704
Commitment deposits	191	5,876
Loan receivable, current	117,602	129,438
Amount due from related parties	138	167
Total current assets	666,358	748,412
Non-current assets:
Property and equipment, net	730,774	622,145
Prepaid land lease payments	33,153	35,728
Loan receivable, non-current	6,249	14,674
Deferred tax assets, non-current	2,339	7,602
Deposit for non-current assets	902	58,722
Restricted cash, non-current portion	6,990	39,982
Long-term investments	373,233	470,964
Other non-current assets	4,558	2,026
Total non-current assets	1,158,198	1,251,843
Total assets	1,824,556	2,000,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	297,811	236,985
Deferred revenue and other current liabilities	294,359	327,683
Customers’ refundable fees	3,976	7,070
Income tax payable	4,493	4,374
Due to a related party	19
Convertible senior notes	-	5,700
Total current liabilities	600,658	581,812
Non-current liabilities:
Long-term loans	123,215	114,109
Convertible senior notes	254,435	291,365
Deferred tax liabilities, non-current	100,214	126,641
Other non-current liabilities	152,800	146,053
Total non-current liabilities	630,664	678,168
Total Liabilities	1,231,322	1,259,980

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2018 and 2017: 72,069,645 and 71,425,120; outstanding shares as of December 31, 2018 and 2017: 65,004,587 and 64,360,062	9,286	9,204
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and December 31, 2017, respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	517,802	500,666
Accumulated other comprehensive income	(73,426)	137,630
Retained earnings	272,370	225,574
Total Fang Holdings Limited shareholders' equity	592,541	739,583
Non-controlling interests	693	692
Total equity	593,234	740,275
TOTAL LIABILITIES AND EQUITY	1,824,556	2,000,255

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Marketing services	41,524	49,632	119,680	149,267
Listing services	24,400	41,813	113,534	165,374
Value-added services	11,110	8,647	36,358	29,791
Financial services	2,357	3,645	18,060	12,055
E-commerce services	2,787	8,480	15,384	87,809
Total revenues	82,178	112,217	303,016	444,296

Cost of Revenues:
Cost of services	(12,436)	(29,702)	(58,570)	(174,599)
Total Cost of Revenues	(12,436)	(29,702)	(58,570)	(174,599)

Gross Profit	69,742	82,515	244,446	269,697

Operating expenses and income:
Selling expenses	(13,845)	(27,819)	(69,532)	(91,250)
General and administrative expenses	(43,815)	(18,923)	(138,249)	(135,688)
Other income (loss)	(202)	238	3,275	(567)

Operating Income	11,880	36,011	39,940	42,192
Foreign exchange gain (loss)	(606)	(198)	(598)	15
Interest income	554	2,688	10,302	11,322
Interest expense	(4,264)	(3,374)	(21,174)	(16,153)
Investment income	(28,858)	2,104	(159,093)	9,946
Government grants	614	975	1,435	3,154
Other non-operating loss	(7)	(4,562)	(30)	(4,562)
Other-than-temporary impairment on available-for-sale securities	-	-	-	(2,768)
(Loss) income before income taxes and noncontrolling interests	(20,687)	33,644	(129,218)	43,146
Income tax expenses
Income tax (expenses) benefits	(27,475)	(13,062)	11,892	(21,442)
Net (loss) income	(48,162)	20,582	(117,326)	21,704
Net loss attributable to noncontrolling interests	-	(2)	(2)	(3)
Net (loss) income attributable to Fang Holdings Limited shareholders	(48,162)	20,584	(117,324)	21,707
Total other comprehensive (loss) income, net of tax	(2,593)	(4,392)	(47,271)	218,979
Comprehensive (loss) income	(50,755)	16,190	(164,597)	240,683
Earnings per share for Class A and Class B ordinary shares:
Basic	(0.54)	0.23	(1.31)	0.25
Diluted	(0.54)	0.23	(1.31)	0.24
Earnings per ADS:
Basic	(0.11)	0.05	(0.26)	0.05
Diluted	(0.11)	0.04	(0.26)	0.05
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,512,488	89,060,615	89,384,955	88,475,665
Diluted	89,512,488	95,347,781	89,384,955	91,585,677
Weighted average number of ADSs outstanding:
Basic	447,562,440	445,303,077	446,924,775	442,378,324
Diluted	447,562,440	476,738,907	446,924,775	464,319,935

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
GAAP income from operations	11,880	36,011	39,940	42,192
Share-based compensation expense	1,844	2,056	14,082	7,218
Non-GAAP income from operations	13,724	38,067	54,022	49,410

GAAP net income	(48,162)	20,582	(117,326)	21,704
Reconciliation items:
Share-based compensation	1,844	2,056	14,082	7,218
Investment income	(28,858)	2,104	(159,093)	9,946
Impairment on investments	-	-	-	2,768
Subtotal	(17,460)	20,534	55,849	21,744

Tax impact of reconciliation items	8,383	(388)	(26,688)	(1,062)

Non-GAAP net income	(9,077)	20,146	29,161	20,682

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.54)	0.23	(1.31)	0.25
Diluted	(0.54)	0.23	(1.31)	0.24
GAAP earnings per ADS:
Basic	(0.11)	0.05	(0.26)	0.05
Diluted	(0.11)	0.04	(0.26)	0.05
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.10)	0.28	0.33	0.30
Diluted	(0.10)	0.26	0.33	0.29
Non-GAAP earnings per ADS
Basic	(0.02)	0.06	0.07	0.06
Diluted	(0.02)	0.05	0.07	0.06
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,512,488	89,060,615	89,384,955	88,475,665
Diluted	89,512,488	95,347,781	89,384,955	91,585,677
Weighted average number of ADSs outstanding:
Basic	447,562,440	445,303,077	446,924,775	442,378,324
Diluted	447,562,440	476,738,907	446,924,775	464,319,935

GAAP net income	(48,162)	20,582	(117,326)	21,704
Add back:
Share-based compensation expense	1,844	2,056	14,082	7,218
Investment income	(28,858)	2,104	(159,093)	9,946
Interest expense	4,264	3,374	21,174	16,153
Income tax expenses (benefits)	27,475	13,062	(11,892)	21,442
Depreciation expenses	5,619	6,763	26,856	23,737
Subtract:
Interest income	(554)	(2,688)	(10,302)	(11,322)
Adjusted EBITDA	19,344	41,045	81,685	68,986